Annex II to the Minutes of the Extraordinary Shareholders’ Meeting held on February 28, 2009.

Unibanco Seguros S.A.
Certification Report on the Net Book Equity
December 31, 2008

Certification Report on the Net Book Equity
Unibanco Seguros S.A.

PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the city of São Paulo, at Av. Francisco Matarazzo, 1400, registered with the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5 and enrolled in the National Corporate Taxpayers’ Register under no. 61.562.112/0001-20, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment having been registered in microfilm under no. 98.709, on October 1st, 2008, represented by its undersigned partner, Mr. Paulo Sergio Miron, Brazilian, married, accountant, holder of Identity Card No. 16.191.136-5, enrolled in the Individual Taxpayers Register (CPF) under No. 076.444278-30 and with the Regional Accounting Council of the State of São Paulo under No. 1SP173647/O-5, resident and domiciled in this capital city of the State of São Paulo, with office at the same address as this civil partnership, was appointed as expert by Unibanco Seguros S.A. to proceed with the certification of the net book equity as of December 31, 2008 as part of the partial split-off of its net equity to be incorporated into Unibanco – União de Bancos Brasileiros S.A., as shown in the Appendix, presents the results of the work carried out as follows. The split-off process is a result of the corporate reorganization in the context of the companies of the Itaú Unibanco Financial Group.

The assets and liabilities of Unibanco Seguros S.A. to be incorporated into Unibanco – União de Bancos Brasileiros S.A, are shown in the Appendix as “Amount to be transferred to Unibanco – União de Bancos Brasileiros S.A”. The remaining assets and liabilities after the split-off will continue at Unibanco Seguros S.A.

The certification of the net book equity mentioned above was made in conjunction with the audit of the balance sheet of Unibanco Seguros S.A. as of December 31, 2008. This balance sheet was prepared under the responsibility of the Company’s management.

We conducted our audit in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and the financial information disclosed and (c) assessing the accounting practices used and significant estimates made by management.

Based on our work, we conclude that the amount of the assets, rights and obligations which form the net book equity of Unibanco Seguros S.A., in accordance with the Company’s balance sheet at December 31, 2008, shown in the Appendix, is R$ 1,619,019,592.37 (One billion, six hundred and nineteen million, nineteen thousand, five hundred and ninety-two reais and thirty-seven cents), and is recorded in the books of account in conformity with accounting practices adopted in Brazil. The amount of the assets, rights and obligations which form the net book equity of Unibanco – União de Bancos Brasileiros S.A., according to the amounts obtained from the accounting records as of December 31, 2008, is R$ 199,674,712.73 (One hundred and ninety-nine million, six hundred and seventy-four thousand, seven hundred and twelve reais and seventy-three cents).

São Paulo, February 28, 2009

/s/ PricewaterhouseCoopers	/s/ Paulo Sergio Miron
PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Paulo Sergio Miron Contador CRC 1SP173647/O-5

Appendix

Unibanco Seguros S.A.

Summarized balance sheet at December 31, 2008
Brazilian reais

		“Pro forma”				“Pro forma”

Assets	Balances before split-off	Amount to be transferred to Unibanco – União de Bancos Brasileiros S.A.	Balances after split-off	Liabilities	Balances before split-off	Amount to be transferred to Unibanco – União de Bancos Brasileiros S.A.	Balances after split-off
Current and long term assets	6,208,581,006.55		6,208,581,006.55	Current and long term liabilities	5,177,377,027,06		5,177,377,027,06

Cash and due from banks	46,479,208.35		46,479,208.35	Accounts payable	408,898,735.35		408,898,735.35

Financial investments	2,570,417,742.39		2,570,417,742.39	Insurance and reinsurance charges	808,706,762.74		808,706,762.74

Insurance and reinsurance receivables	1,478,373,918.64		1,478,373,918.64	Third-party deposits	60,000,611.51		60,000,611.51
Notes and credits receivable	461,188,509.65		461,188,509.65	Technical provisions - insurance and reinsurance	3,899,770,917.46		3,899,770,917.46

				Deferred income	5,959.68		5,959.68

Other assets	21,935,000.00		21,935,000.00	Equity	1,619,019,592.37	199,674,712.73	1.419.344.879,64

Prepaid expenses	15,692,457.43		15,692,457.43

Deferred selling expenses	1,614,494,170.09		1,614,494,170.09

Permanent assets	587,821,572.56	199,674,712.73	388,146,859.83

Total Assets	6,796,402,579.11	199,674,712.73	6,596,727,866.38	Total liabilities and equity	6,796,402,579.11	199,674,712.73	6,596,727,866.38

*          *          *

This attachment is an integral and inseparable part of the Certification Report on the Net Book Equity of Unibanco Seguros S.A. at December 31, 2008, issued by PricewaterhouseCoopers Auditores Independentes on February 28, 2009.

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